SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the Month of May 2003
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


                  L'Acropole, 954-980 avenue Jean Mermoz, 34000
                               Montpellier, FRANCE
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F  X   Form 40-F
                                      ---            ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No  X
                                     ---    ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.


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                           Genesys Conferencing logo



                Genesys Conferencing to organize conference call
                           regarding Q1 2003 earnings




Denver, Colorado and Montpellier, France - May 12, 2003 - Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist, will hold a conference call on Wednesday, May 14, 2003, at 5:30 p.m. Central European Time or 11:30 a.m. Eastern Daylight Time regarding first quarter 2003 earnings.

Chairman and Chief Executive Officer Francois Legros and Executive Vice President/Chief Financial Officer Michael E. Savage will host the call.

The conference call will be webcast live. The call may be accessed by:

o    Dialing
     +33 01 70 99 32 12 from France
     +44 (0) 20 7162  0182 from other European countries or
     +1 334 323 6203 from North America

o    Or joining the live webcast of the call at www.genesys.com

If you are unable to participate during the conference, a replay of the call will be available at www.genesys.com.




About Genesys Conferencing

Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 18,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 19 countries throughout North America, Europe and Asia Pacific. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955), and its ADSs are listed on Nasdaq (Nasdaq: GNSY).



At Genesys Conferencing

Michael E. Savage
Executive Vice President/Chief Financial Officer
Direct Line: +33 4 99 13 27 66
mike.savage@genesys.com

Marine Pouvreau
Investor Relations
Phone: +33 4 99 13 25 17
marine.pouvreau@genesys.com

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 12, 2003

                                     GENESYS SA


                                     By: /s/ Francois Legros
                                         ---------------------------------------
                                     Name: Francois Legros
                                     Title: Chairman and Chief Executive Officer